February 16, 2011

John P. Nolan
Senior Assistant Chief Accountant
C/o Babette Cooper
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Las Vegas Railway Express, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2010
Forms 10-Q for Fiscal Quarters Ended
June 30, 2010 and September 30, 2010
File No. 333-144973

Dear Ms. Cooper:

In response to your letter dated January 19, 2011, here are the answers as follows:

Form 10-K as of March 31.2010

1.
We note your response to comments 2,3,4,7, and 8 of our letter dated November 19, 2010.  We respectfully remind you to revise future filings to include the disclosures presented to us in your response letter dated December 14, 2010.

Management's Disclosure and Analysis, page 6

Statement of Cash Flows, page 16

2.
We note your response to comments 5 and 6 of our letter dated November 19, 2010. In addition to including the revised statements of cash flows in all future filings, please provide robust disclosure explaining the nature of the restatements, why they were made, when they were is covered  by management, which periods they cover and how they impacted your current and prior financial statements.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Response

The following notes have been changed to clarify the restatement for the loans:

Revenue and Cost Recognition:

In accounting for this portfolio of loans, the Company follows the guidance of ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality” in acquisitions of loans and loan portfolios with evidence of credit deterioration. This guidance addresses accounting differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in acquired loans if those differences are attributable, at least in part, to deterioration in credit quality. The guidance also requires acquired loans with credit deterioration to be initially recorded at fair value and prohibits "carrying over" or the creation of valuation allowances in the initial accounting of acquired loans that are within its scope
Under the cost-recovery method, no income is recognized until the Company has fully collected the cost of the loan, or until such time as the Company considers the timing and amount of collections to be reasonably estimable and begins to recognize income based on the interest method as described above, see “Loans”.

Note 3:

(3)           Mortgage Loan Portfolio:

As described in Note 2, the Company follows the guidance of ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality.”  In December 2007, the Company acquired a portfolio of 4,466 mortgage loans with a unpaid principal balance of $17.1 million in exchange for the issuance of 2,900,000 shares of common stock and a warrant to purchase 2,853,171 shares of common stock at an exercise price of $1.50 per share.  As the fair value of transaction was based on the fair value of the portfolio acquired which was $5,015,485, resulting in a purchase cost of 29% of the unpaid principal.  ASC 505-50-30-6 “Equity Based Payments to Non-Employees” states “If the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.”

At the time of the transaction with South Lake Capital, 1) The Company was a private enterprise with no market price for its stock or history to determine valuation of the warrants.  2) The agreement required the Company registering shares under the Securities and Exchange Act or completing a reverse merger with a shell company in order to register the South Lake Capital owned shares.  The Company determined under ASC 505-50-30-6 that the valuation of the consideration was more reliably measurable at the initial measurement date of December 31, 2007 and used that valuation for the shares.

The Company adopted the cost recovery method for its loan portfolio due to the economic downturn and significant deterioration of the mortgage industry causing an inability to reasonably determine the probability of collecting against any of the portfolios acquired to date or reasonably estimate the amount of funds collected there from. Under the cost-recovery method, no income is recognized until the Company has fully collected the cost of the loan, or until such time as the Company considers the timing and amount of collections to be reasonably estimable.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Note 13:

(13)           Restatement of Previously Issued Financial Statements:

The Company concluded on May 14, 2010, to restate the Company’s audited consolidated financial statements as of March 31, 2009 and for the year then ended (the “Restatement”) to correct errors in previously reported amounts. The Restatement reflects the following adjustments related to the mortgage loan portfolio accumulated deficit and its compensation for the issuance of warrants.

Events Causing the Restatement

On May 14, 2010, in conversation with regulators, the Company determined that its policy with respect to its recognition of revenue and impairment related to its acquired loan portfolio was not in accordance with the guidance for the acquisitions of loans and loan portfolios with evidence of credit deterioration. The company had been reporting asset liquidation revenue and offsetting the carrying value of the loans for the disposition of loans from the loan portfolio.  After having an outside specialist analyze the portfolio, management of the Company has determined the loans in the portfolio should be accounted for using the cost recovery method proscribed by ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality” (See Note 3) . Under the cost-recovery method, no income is recognized until the Company has fully collected the cost of the loan, or until such time as the Company considers the timing and amount of collections to be reasonably estimable.  Based on the recovery method, the Company had not collected revenues in excess of the initial acquisition costs of the loan portfolios; therefore, no revenues should have been reported in any of the previous reporting periods.

Additionally, employee stock options for 2,000,000 shares of the Company’s common stock granted during fiscal year ended March 31, 2009 were not properly accounted for and recorded as an expense.

The impact of the adjustments for the Restatement of the Balance Sheet at March 31, 2009 and March 31, 2008, was a decrease in loans held for sale and in accumulated deficit of $3,507,243 and $1,058,271. The impact of the adjustments for the Restatement of the Statement of Operations was a decrease in revenue of $2,695,252 and $2,129,481, a decrease in impairment charge of $246,180 and $1,167,266, and an increase in net loss of $2,512,623 and $1,058,271, for the year ended March 31, 2009 and March 31, 2008. These changes are detailed below.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

	March 31, 2009		March 31, 2008
	As Reported	As Restated	As Reported	As Restated
Balance sheets
Loans	4,494,598	987,355	3,944,275	2,886,004
Additional paid in capital	5,290,737	5,354,288	5,015,485	5,015,485
Accumulated deficit	(723,321)	(4,294,115)	(687,380)	(1,745,651)

	March 31, 2009		March 31, 2008
	As Reported	As Restated	As Reported	As Restated
Statement of Operations
Revenue	$2,765,002	$69,750	$2,142,750	$13,269
Cost of Sales	259,336	-	375,468	-
Stock based compensation expense	-	63,551	-	-
Write down of investment	246,180	-	1,167,266	-
Net loss	$(35,841)	$(2,548,464)	$(687,380)	(1,745,651)

Impacts on the Quarterly Consolidated Financial Statements

The Company also restated the quarterly consolidated financial statements for each of the quarters in fiscal year 2010 on the following pages in this annual report on Form 10-K, in lieu of separately amending each Form 10-Q for the respective quarters in fiscal year 2010.

Balance Sheets

	As Reported	Adjustment	As Restated
For the three months ended June 30, 2009
Loan receivable	758,804	(758,804)	-
Loans	4,494,598	(3,050,557)	1,444,041
Additional paid in capital	5,313,157	63,616	5,376,773
Accumulated deficit, current period	(39,299)	(281,026)	(320,325)
Retained Earnings	(723,321)	(3,570,794)	(4,294,115)

For the six months ended September 30, 2009
Loan receivable	653,897	(653,897)	-
Loans	3,262,868	(2,005,734)	1,257,134
Additional paid in capital	5,382,046	63,551	5,445,597
Accumulated deficit, current period	(1,835,245)	847,598	(987,647)
Retained Earnings	(723,321)	(3,570,794)	(4,294,115)

For the nine months ended December 31, 2009
Loan receivable	653,897	(653,897)	-
Loans	3,262,868	(2,041,866)	1,221,002
Additional paid in capital	5,779,746	(79,412)	5,700,334
Accumulated deficit, current period	(2,271,660)	954,443	(1,317,217)
Retained Earnings	(723,321)	(3,570,794)	(4,294,115)

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Statement of Operations

	As Reported	Adjustment	As Restated

For the three months ended June 30, 2009
Revenue	302,118	(302,118)	-
Cost of Sales	18,207	(18,207)	-
Net (loss)	(39,299)	(301,922)	(341,221)

For the three months ended Septembe 30, 2009
Revenue	173,252	(173,252)	-
Cost of Sales	95,536	(95,536)	-
Write down of investment	(1,231,730)	1,231,730	-
Net (loss)	(1,796,156)	1,149,730	(646,426)

For the three months ended December 31, 2009
Revenue	36,132	(36,132)	-
Net (loss)	(430,000)	(42,533)	(472,533)

Note 8 - Equity, page 26

3.
We note your response to comment 9 of our letter dated November 19, 2010. In reviewing your Black Scholes computations included in Exhibit IV of your response letter, we note that you utilized a term of one year. On page 27 of your Form 10-K as of March 31, 2010, you state that the options have five year terms.  If this is the case, it would appear that you should input a term of five years into your Black Scholes model. Please explain to us why you believe your technique is correct and is consistent with GAAP by referring to the appropriate ASC ('s) which are relevant and applicable to these transactions.

Response

The Black Scholes pricing model uses a fixed term of option expiration or exercise at one specific point in time.  The options were exercisable at any time, vesting over 5 years and exercisable over 10 years.  It was noted that the volatility for the pricing model used stock prices through March 31, 2009 instead of the November 1, 2008 grant date.

These initial options were cancelled with the discontinuation of the mortgage securities operations in December 2009.   There is a board resolution that the initial options were reaffirmed on January 1, 2010 with the initial terms and conditions in tact.

The Company used the one year term in the option pricing model to account for the 20% of the options that vested in the first year.  The Company did not take into account ASC 718-10-30-17 that states “A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value is if it were vested and issued on the grant date.”
Exhibit I reflects the Black Scholes pricing model using a 5 year expected term (there has already been a period where the options have been in the money, so it is expected that the average life of the options will be approximately 50% of the 10 year term.  Also, the volatility changed from 98% to 51% when the correct range of stock prices was used.  The net effect was to increase annual expense by $16,971 to $80,522.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

4.
We note your response to comment 10 of our letter dated November 19, 2010 stating how you determined the $5,015,485 value of the mortgage loans which were acquired in exchange for 2,853,171 warrants and 2,900,000 shares of common stock. However, we remain unclear on the details of your valuation methodology. Please see below.

●	We would like to reiterate our request from our prior comment 10 for the "exact calculations you used to determine [the $5,015,485 mortgage loans] value and the guidance you relied on to support this;

●	Clarify to us how the $5,015,485 value was split between the 2,853,175 warrants issued and the 2,900,000 shares of common stock issued; and

●
Tell us where the 2,853,171 warrants and 2,900,000 common stock is reported in your statement of stockholder's equity in your Form 10-K as of March 31, 2010 and please clarify your accounting for these equity transactions in future filings.

Response

Attached is EXHIBIT II with a breakdown of all loans acquired and the South Lake Capital liquidation value and the valuation assigned to Liberty Capital Asset Management (Las Vegas Railway).  The company calculated approximately 60% of the SLC liquidation value for the purchase price as LCAM was assuming the servicing costs on the loans.  The $5,015,485 was an agreed upon price between the parties.

ASC 505-50-30-6 states “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

At the time of the transaction with South Lake Capital, the Company was a private enterprise with no market price for its stock or history to determine valuation of the warrants.  The agreement required the Company registering shares under the Securities and Exchange Act or completing a reverse merger with a shell company in order to register the South Lake Capital owned shares.  The Company determined under ASC 505-50-30-6 that the valuation of the consideration was more reliably measurable at the initial measurement date of December 31, 2007 and used that valuation for the shares.
The Company did not distinguish between the shares and the warrants, as both were included in additional paid in capital, net of the par value of the shares issued.  The shares were included in the shares issued through the reverse merger with Corporate Outfitters, Inc. in November 2008 in the Statement of Stockholders’ Deficit.   The warrant issuance and subsequent cancellation are included in Note 8 to the financial statements.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

5.
We note your response to comment 11 of our letter dated November 19, 2010 stating you will revise future filings to discuss the warrant cancellations, substitute compensation and your accounting matters. However, we also requested in this comment that you "tell us your accounting treatment for your cancellation of the 2,853,171 warrants and the 2,000,000 options and where this is presented in the financial statements." In your response to us, it does not appear you addressed this portion of the comment. Please address this in your next response letter.

Response

As per ASC 718-20-35-9, the cancellation of the 2,853,175 warrants without a replacement award or other valuable consideration is treated as a repurchase without consideration.  All value had been recognized at the grant date; therefore, no value is expensed at the cancellation date.  The correct column was added to the statement of stockholders’ equity in the amended Form 10-K.

The 2,000,000 warrants are addressed in the comment 3 response.

The explanation for the treatment of the warrants is included in the footnote disclosures in Notes 8 and 9 of the Amended Form 10-K.

6.
As a related matter, we note in the statement of stockholder's equity as of March 31, 2010 that the 2,853,171 warrants issued are no longer being reported as issued. Even though these warrants were canceled, we are unclear as to why they are not still reported as being issued and canceled since each transaction has separate accounting treatment and ramifications. Please clearly explain to us why the 2,853,171 warrants have zero value assigned to them in the statement of stockholders equity included in your Form 10-K as of March 31, 2009.

Response

See response to Comment 6 above. This is addressed in the expanded Note 8.

You may contact Mr. Michael Barron, CEO at (702) 583-6715 if you have any questions.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310